SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

SYNTHETIC VOTING MAP FOR THE ANNUAL SHAREHOLDERS’ GENERAL MEETING

São Paulo, SP, Brasil, April 25, 2017 - GAFISA S.A. (BOVESPA: GFSA3; NYSE, GFA) (“Gafisa” or “Company”), pursuant to CVM Instruction No. 481/09, hereby informs its shareholders and the Market in general that it has received the voting map related to the Annual Shareholders’ General Meeting to be held on April 28, 2017, sent by the financial institution that provides the Company’s bookkeeping services. Such map, enclosed hereto, consolidates the remote votes cast by means of custody agents and those which were sent directly to the bookkeeping agent.

The Company hereby informs that its capital stock helds 28,040,162 ordinary shares and the Annual General Meeting will be held on April 28, 2017, at 2 p.m., at the Company’s headquarters located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

São Paulo, April 25, 2017.

GAFISA S.A.

André Bergstein

Investor Relations Officer

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

SYNTHETICH VOTING MAP SENT BY THE BOOKKEEPING AGENT

Resolution Description	Vote	Number of Shares
1. Analyze the Management’s accounts, examine, discuss and vote on the financial statements for the fiscal year ended December 31, 2016, as released on March 23, 2017 at the websites of CVM and BM&FBOVESPA via the Periodic Information System (IPE) and published on March 24, 2017 in the newspapers “O Estado de São Paulo” and “Official Gazette of the State of São Paulo”.	Approval	1,871,726
	Rejection	0
	Abstention	238,770
2. Define the overall compensation amount payable to the Company’s Management in 2017 fiscal year within the limit of up to R$18,739,227.00, for the fiscal year in progress, from January to December 2017.	Approval	1,088,083
	Rejection	1,022,413
	Abstention	0
3. Install the Company’s Fiscal Council and establish that the Fiscal Council shall be composed of three (3) sitting members, with equal number of deputies.	Approval	2,110,496
	Rejection	0
	Abstention	0
4. Appointment of all candidates composing the slate -slate proposed by Management.	Approval	2,110,496
	Rejection	0
	Abstention	0
5. If one of candidates composing the slate leaves it for a separate election referred to by Articles 161, Paragraph 4 and 240 of Law No. 6.404 of 1976, may the votes corresponding to his shares still be conferred to the slate chosen?	Approval	169,550
	Rejection	1,940,946
	Abstention	0
6. Define the overall compensation amount payable to members of the Company’s Fiscal Council within the limit of up to R$260,640.00.	Approval	2,110,496
	Rejection	0
	Abstention	0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 25, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer